Exhibit 99.1

News release via Canada NewsWire, Halifax 902-422-1411

     Attention Business/Financial Editors:
     Gammon Gold to Release First Quarter 2008 Financial Results May 7, 2008

     HALIFAX, May 1 /CNW/ - Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and
AMEX:GRS) is pleased to announce that the Company's quarterly financial results for the three month period ended March 31, 2008 will be released before the market opens on Wednesday, May 7, 2008. The financial statements will be available on the Company's website at www.gammongold.com or
www.sedar.com.
     A webcast and conference call will be held on Wednesday, May 7, 2008 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

     <<
     Conference Call Access:
     -----------------------

     - Local Toronto Participants: 1-416-646-3097
     - North America Toll Free: 1-800-814-3911
     - Outside North America: 1-416-646-3097

     When the Operator answers please ask to be placed into the Gammon Gold
First Quarter Results Conference Call.

     Live Webcast:
     -------------

     The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:
http://w.on24.com/r.htm?e(equal sign)109226&s(equal sign)1&k(equal sign)1E4948853CF2FAA082504FA5ADA02D1F

     Archive Call Access:
     --------------------

     If you are unable to attend the conference call, a replay will be available until midnight, Tuesday November 20th by dialing the appropriate number below:

     - Local Toronto Participants: 1-416-640-1917
       Passcode: 21271078(number sign).
     - North America Toll Free: 1-877-289-8525
       Passcode: 21271078(number sign).
     - Outside North America: 1-416-640-1917
       Passcode: 21271078(number sign).

     Archive Webcast:
     ----------------

     The webcast will be archived for 365-days by following the link provided below: http://w.on24.com/r.htm?e(equal sign)109226&s(equal sign)1&k(equal sign)1E4948853CF2FAA082504FA5ADA02D1F or via the Company's website at www.gammongold.com.

                              Cautionary Statement

     Cautionary Note to US Investors - The United State Securities and Exchange
Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as
"measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon
Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.
     No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon
Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon
Gold's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold's Form
40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.
     There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.
     >>
     %SEDAR: 00009833E          %CIK: 0001078217

     /For further information: please visit the Gammon Gold website at
www.gammongold.com or contact: Scott Perry, Chief Financial Officer, Gammon
Gold Inc., (902) 468-0614; Anne Day, Director of Investor Relations, Gammon
Gold Inc., (902) 468-0614/
     (GAM. GRS)

CO:  Gammon Gold Inc.

CNW 09:32e 01-MAY-08